Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

July 26, 2024

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 11589
Diversified Assets Portfolio, Series 13
(the “Trust”)
CIK No. 2020653 File No. 333-280289

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

Portfolio

1.If any of the ETFs in the Trust’s portfolio are advised by First Trust Advisors L.P., an affiliate of the Trust’s sponsor, please add disclosure addressing the potential conflicts arising from and benefits to First Trust Advisors L.P. from the Trust’s investment in such ETFs.

Response:If the Trust has exposure to any ETFs which are advised by First Trust Advisors L.P., an affiliate of the Trust’s Sponsor, appropriate disclosure will be added to the Trust’s prospectus.

2.The Staff notes the following disclosure, “While not a part of the Trust's portfolio selection process, through the Trust's investment in the Funds, the Trust has principal risk exposure to investment grade securities, foreign securities (including American Depositary Receipts, Global Depositary Receipts and New York Registry Shares) and companies with various market capitalizations.” The Staff notes this paragraph should focus on the types of investments the Trust will be exposed to, not the principal risk exposure of these investments. Accordingly, please delete the phrase “principal risk” from the above disclosure.

Response:In accordance with the Staff’s comment, “principal risk” will be removed from the above referenced disclosure.

Risk Factors

3.If the Funds held by the Trust invest in subprime residential mortgage loans, please add relevant risk disclosure.

Response:If, based on the Trust’s final portfolio, the Trust has exposure to Funds that invest in subprime residential mortgage loans, appropriate risk disclosure will be added to the Trust’s prospectus.

4.The Staff notes that the Trust, through the Trust’s investment in the Funds, has exposure to companies with various market capitalizations. If investment in small and/or mid capitalization companies is a principal investment for the Trust, please add appropriate risk disclosure for investment in Small and/or Mid Capitalization Companies.

Response:If, based on the Trust’s final portfolio, the Trust has material exposure to Small and/or Mid Capitalization Companies, relevant disclosure will be added to the Trust’s prospectus.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon